March 2, 2010

VIA EDGAR

The United States Securities and
Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Re:	Nationwide Life Insurance Company
        Registration Statement on Form S-1; File No. 333-160418

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company respectfully requests acceleration of the effective date of the registration statement.  It is desired that the registration become effective on March 4, 2010.

The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the registration statement.

Please call Paige L. Ryan at (614) 249-0111 should you have any questions.

Sincerely,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ HAROLD C. SCHAFER

Harold C. Schafer
Associate Vice President
Individual Investments

cc:           Ms. Rebecca Marquigny
Office of Insurance Products